UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

OmniAb, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

68218J103

(CUSIP Number)

Avista Capital Partners

65 East 55th Street, 18th Floor

New York, NY 10022

Tel No. (212) 603-5500

ATTN: Ben Silbert, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Avista Capital Partners V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,521,009 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,521,009 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,521,009
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

1.	NAME OF REPORTING PERSON Avista Capital Partners (Offshore) V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,687,295 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,687,295 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,687,295
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

1.	NAME OF REPORTING PERSON Avista Capital Partners V GP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,208,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,208,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,208,304
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

1.	NAME OF REPORTING PERSON Avista Capital Managing Member V, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,208,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,208,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,208,304
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

1.	NAME OF REPORTING PERSON Thompson Dean I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,248,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,248,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,248,304
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

1.	NAME OF REPORTING PERSON David Burgstahler I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,248,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,248,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,248,304
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

AMENDMENT NO. 2 TO SCHEDULE 13D

Explanatory Note

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 14, 2022 (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D that was filed on December 13, 2022 (the “Schedule 13D”) relating to the shares of common stock, $0.0001 par value per share (the “common stock”), of OmniAb, Inc. (f/k/a Avista Public Acquisition Corp. II (“Avista”)) (the “Issuer” or, “Company”). Capitalized terms used herein but not defined shall have the same meanings as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

This Schedule 13D is being filed jointly by the following persons or entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Avista Capital Partners V, L.P., a Delaware limited partnership (“ACP V Onshore”);

2.	Avista Capital Partners (Offshore) V, L.P., a Bermuda limited partnership (“ACP V Offshore”);

3.	Avista Capital Partners V GP, L.P., a Delaware limited partnership (“ACP V GP”);

4.	Avista Capital Managing Member V, LLC, a Delaware limited liability company (“ACP Managing Member”);

5.	Thompson Dean, a United States citizen; and

6.	David Burgstahler, a United States citizen.

ACP V GP is the general partner of each of ACP V Onshore and ACP V Offshore.

ACP Managing Member is the general partner of ACP V GP.

Mr. Dean and Mr. Burgstahler are the managing members of ACP Managing Member.

The principal business of ACP V Onshore and ACP V Offshore is to acquire, hold and dispose of interests in various companies, including the Issuer, for investment purposes and to take all actions incident thereto. The principal business of ACP V GP is to serve as general partner or managing member to various limited partnership and limited liability companies, including ACP V Onshore and ACP V Offshore. The principal business of ACP Managing Member is to be serve as general partner to ACP V GP. The principal employment of Mr. Burgstahler is Managing Partner and Chief Executive Officer of Avista Capital Holdings L.P. The principal employment of Mr. Dean is Chairman of Avista Capital Holdings L.P.

The address of the principal business office of the Reporting Persons is 65 East 55th Street, 18th Floor, New York, NY 10022.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by amending and restating the sixth paragraph to read as follows in the first following paragraph and adding the second through fourth following paragraphs after the amended and restated sixth paragraph:

On December 1, 2022, the Issuer granted 161,849 stock options to Joshua Tamaroff, then an affiliate of the Reporting Persons, in his then capacity as a director of the Issuer. Mr. Tamaroff assigned all rights, title and interest in such stock options to an affiliate of the Reporting Persons controlled by Mr. Dean and Mr. Burgstahler. On November 1, 2023, 66,668 of such stock options vested. The remaining stock options in such grant were forfeited in connection with Mr. Tamaroff’s resignation from the Issuer’s Board of Directors effective on June 28, 2024. On June 29, 2024, the 66,668 vested stock options were exercised in a net settlement for 7,111 shares of common stock which were transferred to affiliates of the Reporting Persons controlled by Mr. Dean and Mr. Burgstahler.

On December 9, 2022, in connection with the liquidation and dissolution of Avista Sponsor and Avista Sponsor GP, Avista Sponsor distributed all of its assets, consisting solely of securities of the Issuer, pro rata for no consideration to its limited partners, ACP V Onshore and ACP V Offshore (the “Sponsor Liquidating Distribution”). As a result of the Sponsor Liquidating Distribution and their subsequent dissolution, Avista Sponsor and Avista Sponsor GP no longer held, directly or indirectly, any securities in the Issuer, and ACP V Onshore directly held 7,283,484 share of common stock and 5,224,114 Warrants and ACP V Offshore directly held 8,534,450 shares of common stock and 6,121,375 Warrants.

On January 3, 2023, the Issuer granted 53,308 restricted stock units ("RSUs") of the Issuer to Mr. Tamaroff, in his then capacity as a director of the Issuer. Mr. Tamaroff assigned all rights, title and interest in such RSUs to an affiliate of the Reporting Persons controlled by Mr. Dean and Mr. Burgsthaler. On November 1, 2023, 17,770 of such RSUs vested. The remaining RSUs in such grant were forfeited in connection with Mr. Tamaroff’s resignation from the Issuer’s Board of Directors, effective on June 28, 2024.

On June 23, 2023, the Issuer granted 20,000 RSUs of the Issuer and 40,000 stock options to Mr. Tamaroff, in his then capacity as a director of the Issuer. Mr. Tamaroff assigned all rights, title and interest in such RSUs and stock options to an affiliate of the Reporting Persons controlled by Mr. Dean and Mr. Burgsthaler. On June 18, 2024, such RSUs and stock options vested in full.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph after the third paragraph:

As reported on a Current Reported on Form 8-K dated June 27, 2024, Mr. Tamaroff, an affiliate of the Reporting Persons, resigned as a director of the Issuer effective June 28, 2024. Upon his resignation, Mr. Tamaroff forfeited all of the unvested securities granted to him in his capacity as a director of the Issuer.

Item 5. Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

The information set forth or incorporated by reference in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in this Item 5.

(a) The aggregate number of shares of common stock and the percentage of total outstanding common stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of common stock in this Schedule 13D are based upon the 117,615,460 shares of common stock outstanding stated to be outstanding as of May 2, 2024 in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024, plus 11,345,489 shares of common stock issuable upon the exercise of an aggregate of 11,345,489 Warrants held by the Reporting Persons and 40,000 shares of common stock issuable upon exercise of an aggregate of 40,000 stock options held by the Reporting Persons.

As of June 28, 2024, the Reporting Persons beneficially owned an aggregate of 27,248,304 shares of common stock (comprised of (i) 7,296,895 shares of common stock and 5,224,114 Warrants directly held by ACP V Onshore, (ii) 8,565,920 shares of common stock and 6,121,375 Warrants directly held by ACP V Offshore and 40,000 stock options issued to Joshua Tamaroff who has subsequently assigned all rights, title and interest in such stock options to an affiliate of the Reporting Persons controlled by Mr. Dean and Mr. Burgstahler), which represents 21.1% of the outstanding common stock, calculated in accordance with Rule 13d-3 under the Securities Act. The filing of this Schedule 13D shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

ACP V Onshore may be deemed to beneficially own 12,521,009 shares of common stock, consisting of 7,296,895 shares of common stock and 5,224,114 Warrants, which represents approximately 10.2% of the outstanding shares of common stock calculated in accordance with Rule 13d-3 under the Securities Act.

ACP V Offshore may be deemed to beneficially own 14,687,295 shares of common stock, consisting of 8,565,920 shares of common stock and 6,121,375 Warrants, which represents approximately 11.9% of the outstanding shares of common stock calculated in accordance with Rule 13d-3 under the Securities Act.

ACP V GP, as the general partner of each of ACP V Onshore and ACP V Offshore, may be deemed to beneficially own 27,208,304 shares of common stock, consisting of 15,862,815 shares of common stock and 11,345,489 Warrants, which represents approximately 21.1% of the outstanding shares of common stock calculated in accordance with Rule 13d-3 under the Securities Act.

ACP Managing Member, as the general partner of ACP V GP, may be deemed to beneficially own 27,208,304 shares of common stock, consisting of 15,862,815 shares of common stock and 11,345,489 Warrants, which represents approximately 21.1% of the outstanding shares of common stock calculated in accordance with Rule 13d-3 under the Securities Act.

Each of Mr. Dean and Mr. Burgstahler, as the managing members of ACP Managing Member, may be deemed to beneficially own 27,248,304 shares of common stock, consisting of 15,862,815 shares of common stock, 11,345,489 Warrants and 40,000 stock options, which represents approximately 21.1% of the outstanding shares of common stock calculated in accordance with Rule 13d-3 under the Securities Act.

(b) The number of shares of common stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in shares of common stock during the past 60 days.

(d) Under certain circumstances, partners or members of the Reporting Persons, as applicable, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock owned by such Reporting Persons.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated July 2, 2024, by and among Avista Capital Partners V, L.P., Avista Capital Partners (Offshore) V, L.P., Avista Capital Partners V GP, L.P., Avista Capital Managing Member V, LLC, David Burgstahler and Thompson Dean (filed herewith)

99.2	Power of Attorney - Avista Capital Partners V, L.P., Avista Capital Partners (Offshore) V, L.P., Avista Capital Partners V GP, L.P. and Avista Capital Managing Member V, LLC, David Burgstahler and Thompson Dean

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2024
Thompson Dean

/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact for Thompson Dean

David Burgstahler

/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact for David Burgstahler

Avista Capital Partners V, L.P.

By its general partner, Avista Capital Partners V GP, L.P.
By its general partner, Avista Capital Managing Member V, LLC

/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact

Avista Capital Partners (Offshore) V, L.P.

By its general partner, Avista Capital Partners V GP, L.P.
By its general partner, Avista Capital Managing Member V, LLC

/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact

Avista Capital Partners V GP, L.P.

By its general partner, Avista Capital Managing Member V, LLC

/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact

Avista Capital Managing Member V, LLC

/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact